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Emil Bohn · 3rd

Retained Consultant at 3form - executive coaching, strategic planning & process improvement

Salt Lake City, Utah, United States ·

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 **3form**

 **University of Utah**

Experience

Retained Consultant
3form
Dec 2015 – Present · 5 yrs 8 mos
Greater Salt Lake City Area

Executive coaching, strategic planning and process improvement



Management Consultant
AuST Development & Manufacturing
Jan 2018 – Present · 3 yrs 7 mos
SLC

Strategic Planning

Management Consultant

Hotel Technology Next Generation (HTNG)
Apr 2016 – Present · 5 yrs 4 mos
Chicgo

Strategic Planning



Packsize International LLC
5 yrs 6 mos

Retained Consultant
Apr 2015 – Dec 2017 · 2 yrs 9 mos
Salt Lake City, Utah/Germany/Sweden

Executive coach/advisor to build leadership and organizational capabilities for aggressive global growth strategy

Global VP of Org. Effectiveness & HR
Jul 2012 – Mar 2015 · 2 yrs 9 mos
Salt Lake City, UT/Germany/Sweden

• Led Strategic Partners Business Unit (C-Suite team)
▤ - Incubated game changing partnership with global shipping company
▤ - Charted long-term growth and global expansic …see more



Retained Consultant
Black Diamond Equipment
Jul 2015 – Feb 2016 · 8 mos
Salt Lake City, Utah & Basel, Switzerland

Business transformation advisor

Show 5 more experiences ⌄

Education



University of Utah
Ph. D., Communication
1979 – 1984



University of Montana
MA, Communication
1974 – 1976



University of California, Davis
BA, Rhetoric
1970 – 1974

Licenses & certifications

The Leadership Circle 360 Profile coach
Full Circle Group

Volunteer experience



Strategic planning & executive coaching
National Ability Center
Jun 2012 – Jun 2014 • 2 yrs 1 mo

Designing and facilitating strategic planning sessions.
Executive coaching. Management training.

Strategic planning
Cache Valley Food Bank
Jan 1990 – Dec 1991 • 2 yrs
Social Services

Led strategic planning process.



Strategic planning
Cache Valley Center for the Arts
Jan 1992 – Dec 1992 • 12 mos
Arts and Culture

Led strategic planning process.

Show 1 more experience ⌄



